INDOSAT ISSUES ADJUSTMENT TO SUBSCRIBER NUMBERS

 No impact on financial performance

 Jakarta, July 22, 2010: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) has issued a restatement of its cellular subscriber base as at 31 March 2010 from 39.1 million to 37.7 million.

This discrepancy arose during the compilation of data from multiple reporting systems. Indosat confirms that the adjustment has no impact on the customer experience, network quality or access, the Company’s revenues or costs, or its position as the second-largest cellular operator in Indonesia. The Company is implementing changes in its processes and IT platform to address this issue. The same issue resulted in an over-reporting of subscribers in the second and third quarters of 2009.

	Q1-09	Q2-09	HY1-09	Q3-09	Q4-09	FY2009	Q1-10
Subscribers
- Previous	33,267,296	28,856,834	28,856,834	28,707,198	33,136,515	33,136,515	39,121,912
- Revised	33,434,332	28,085,527	28,085,527	28,154,812	32,967,201	32,967,201	37,725,043

ARPU (Rp.)
- Previous	30,625	37,234	33,930	40,237	41,224	37,330	32,988
- Revised	30,561	37,283	33,922	40,774	42,037	37,664	33,827

MOU
- Previous	94	95	95	107	109	102	102
- Revised	94	97	95	108	111	102	106

The following table sets out the adjustments to subscriber numbers, ARPU and Minutes of Usage in 2009 and the first quarter of 2010:

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Email:       investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.